SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14D-100) Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

DYNEGY INC.

(Name of Subject Company (Issuer))

IEH Merger Sub LLC

Icahn Enterprises Holdings L.P.

IEP Merger Sub Inc.

Icahn Partners LP

Icahn Partners Master Fund LP

Icahn Partners Master Fund II LP

Icahn Partners Master Fund III LP

High River Limited Partnership

Hopper Investments LLC

Barberry Corp.

Icahn Onshore LP

Icahn Offshore LP

Icahn Capital LP

IPH GP LLC

Icahn Enterprises L.P.

Icahn Enterprises G.P. Inc.

Beckton Corp.

Carl C. Icahn

(Names of Filing Persons)*

Common Stock, Par Value $0.01

(Title of Class of Securities)

26817G300

(CUSIP Number of Class of Securities)

Keith L. Schaitkin, Esq.

Deputy General Counsel

Icahn Capital LP

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4380

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$665,350,532*	$47,440	**

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all 120,972,824 issued and outstanding shares of common stock, par value $0.01 per share, Dynegy Inc. has advised IEH Merger Sub LLC were outstanding as of December 9, 2010 at the offer price of $5.50 per share.

**	Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, determined based upon multiplying 0.00007130 by the transaction valuation of $665,350,532.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $47,440	Filing Party:	Icahn Enterprises Holdings L.P.
Form or registration no.: Schedule TO	Date Filed:	December 22, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☒ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

* Introductory Note: Pursuant to the Merger Agreement (as defined in, and filed with, the Schedule TO (as defined below)), IEH Merger Sub LLC was obligated to commence the Offer (as defined below). Pursuant to the Guarantee (as defined in, and filed with, the Schedule TO), Icahn Enterprises Holdings L.P. has absolutely, irrevocably and unconditionally, guaranteed to Dynegy Inc. the full and timely performance by IEH Merger Sub LLC of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, dated December 22, 2010 (the “Original Schedule TO”), as amended by the Amendment No. 1 to the Schedule TO, dated December 28, 2010 (the “First Amendment”, and together with the Original Schedule TO, the “Schedule TO”) relating to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “IEH Merger Sub”) to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”) at a price of $5.50 per Share, without interest and less any required withholding taxes, if any. Pursuant to the Merger Agreement, IEH Merger Sub agreed to commence a tender offer to purchase for cash all outstanding Shares. Pursuant to the Guarantee, IEH has absolutely, irrevocably and unconditionally guaranteed to Dynegy Inc. the full and timely performance by IEH Merger Sub of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub and IEH are co-bidders for all purposes in the Offer.

The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 22, 2010 (the “Offer to Purchase”). The Offer to Purchase, the related Letter of Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, constitute the “Offer”. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase and the Letter of Transmittal.

As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 12, 2010 by IEH, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the “Icahn Entities”).

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the section “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Dynegy Inc.

1000 Louisiana Street

Houston, Texas 77002

Tel.: (713) 507-6400

(b) Securities. This Schedule TO relates to the Offer by IEH Merger Sub and IEH to purchase for cash all outstanding Shares. As of December 9, 2010, based on information provided by Dynegy, there were 120,972,824 Shares issued and outstanding. The information set forth on the cover page and in the section “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Tender Offer — Section 6—Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 8 - Certain Information Concerning the Offeror” and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

“The Tender Offer — Section 11 - The Merger Agreement; Other Agreements”

“The Tender Offer — Section 12 - Purpose of the Offer; Plans for the Company”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer — Section 12 - Purpose of the Offer; Plans for the Company”

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 9 - Source and Amount of Funds”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

“The Tender Offer — Section 11 - The Merger Agreement; Other Agreements”

“The Tender Offer — Section 12 - Purpose of the Offer; Plans for the Company”

“The Tender Offer — Section 13 - Certain Effects of the Offer”

“The Tender Offer — Section 14 - Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 9 - Source and Amount of Funds”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 9 - Source and Amount of Funds”

(d)	Borrowed Funds.

None.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer — Section 8 - Certain Information Concerning the Offeror” and Schedule I attached thereto.

“The Tender Offer — Section 12 - Purpose of the Offer; Plans for the Company”

(b) Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“The Tender Offer — Section 8 - Certain Information Concerning the Offeror” and Schedule I attached thereto.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 2 - Procedure for Accepting the Offer and Tendering Shares”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

“The Tender Offer — Section 17 - Fees and Expenses”

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)	Financial Information. Not Applicable.

(b)	Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Tender Offer — Section 10 - Background of the Offer; Past Contacts or Negotiations with the Company”

“The Tender Offer — Section 11 - The Merger Agreement; Other Agreements”

“The Tender Offer — Section 12 - Purpose of the Offer; Plans for the Company”

“The Tender Offer — Section 13 - Certain Effects of the Offer”

“The Tender Offer — Section 16 - Certain Legal Matters”

(b)	Other Material Information.

Item 11 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented as set forth below.

•	On the Cover Page of the Offer to Purchase, the first sentence is deleted in its entirety and replaced with the following sentence:

“THE OFFER IS BEING MADE BY IEH MERGER SUB LLC, A DELAWARE LIMITED LIABILITY COMPANY (THE “OFFEROR”) AND ICAHN ENTERPRISES HOLDINGS L.P., A DELAWARE LIMITED PARTNERSHIP, AS A CO-BIDDER, PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 15, 2010 (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”), BY AND AMONG DYNEGY INC., A DELAWARE CORPORATION (THE “COMPANY” OR “DYNEGY”), THE OFFEROR, AND IEP MERGER SUB INC., A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF IEH MERGER SUB (“MERGER SUB”), AND IS BEING MADE BY THE OFFEROR AND ICAHN ENTERPRISES HOLDINGS L.P., AS A CO-BIDDER, TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF THE COMPANY (THE “COMMON STOCK”) INCLUDING THE ASSOCIATED RIGHTS ISSUED PURSUANT TO THE STOCKHOLDER PROTECTION RIGHTS AGREEMENT, DATED AS OF NOVEMBER 22, 2010, AND AS AMENDED ON DECEMBER 15, 2010 (AS IT MAY BE FURTHER AMENDED FROM TIME TO TIME, THE “RIGHTS AGREEMENT”), BETWEEN THE COMPANY AND MELLON INVESTOR SERVICES LLC, AS RIGHTS AGENT, THAT ARE ISSUED AND OUTSTANDING (THE “RIGHTS” AND, TOGETHER WITH THE COMMON STOCK, THE “SHARES”), FOR $5.50 PER SHARE IN CASH, WITHOUT INTEREST, LESS ANY APPLICABLE WITHHOLDING TAXES (THE “OFFER PRICE”), UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO OR THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”).”

•	The first sentence of the italicized language appearing in the first paragraph in the “Summary Term Sheet” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”), and Icahn Enterprises Holdings L.P., a Delaware limited partnership, as a co-bidder, are offering to purchase all of the issued and outstanding Shares for the Offer Price.”

•

The paragraph appearing in the “Summary Term Sheet” of the Offer to Purchase immediately under the question “Who is Offering to Buy My Securities?” is deleted in its entirety and replaced with the following sentence:

“Our names are IEH Merger Sub LLC (the “Offeror”) and Icahn Enterprises Holdings L.P. Both the Offeror and Icahn Enterprises Holdings L.P. are co-bidders in the Offer. The Offeror is a Delaware limited liability company and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P., a Delaware limited partnership and an entity affiliated with Carl Icahn. Certain other entities affiliated with Carl Icahn beneficially own an aggregate of approximately 14.92% (including options to purchase Shares) of the issued and outstanding Shares. The Offeror was formed for the purpose of acquiring all of the issued and outstanding Shares and completing the process by which, IEP Merger Sub Inc. (“Merger Sub”) a wholly-owned subsidiary of the Offeror will be merged with and into Dynegy. See the “Introduction” to this Offer to Purchase and Section 8 — “CERTAIN INFORMATION CONCERNING THE OFFERORS”.”

•

The paragraph appearing in the “Summary Term Sheet” of the Offer to Purchase immediately under the question “Do you have the financial resources to make payment” is deleted in its entirety and replaced with the following paragraph:

“Yes. The Offeror and Icahn Enterprises Holdings L.P. are able to provide 100% of the funds required to pay for the Shares tendered from their cash and cash equivalents. The Offer is not conditioned upon us entering into any financing arrangements. See Section 9 — “SOURCE AND AMOUNT OF FUNDS”.

•

The first sentence of the first paragraph appearing in the “Summary Term Sheet” of the Offer to Purchase immediately under the question “Are there any Consequences of the Offer on the Indebtedness of the Company of which I Should be Aware” is amended by replacing the reference therein to “42%” with “50%”.

•	The second sentence in the second paragraph in Section 1 — “Terms of the Offer” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“Subject to the provisions of the Merger Agreement, the Offeror may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition or the Regulatory Condition, which may only be waived with the prior written consent of the Company), subject to applicable law, including the requirements of Rule 14d-4 under the Securities Exchange Act, as amended (the “Exchange Act”).”

•	The first sentence in the third paragraph in Section 1 — “Terms of the Offer” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“Subject to the applicable rules and regulations of the SEC (including the requirements of Rule 14d-4 under the Exchange Act) and the provisions of the Merger Agreement, the Offeror expressly reserves the right, at any time or from time to time, (i) to waive any condition to the Offer (other than the Minimum Condition or the Regulatory Condition) or (ii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.” “”

•

The first sentence of the paragraph titled “Determination of Validity” in Section 2 — “Procedure for Accepting the Offer and Tendering Shares” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Offeror, in its sole discretion.”

•

The third sentence of the paragraph titled “Determination of Validity” in Section 2 — “Procedure for Accepting the Offer and Tendering Shares” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“The Offeror also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular stockholder.”

•	The first sentence of the sixth paragraph in Section 3 — “Withdrawal Rights” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror, in its sole discretion.”

•	The second sentence of the first paragraph in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“The Offeror and Icahn Enterprises Holdings L.P. will obtain such funds from their cash and cash equivalents.”

•

The first sentence in the first paragraph of the subsection titled “Waiver of Conditions of the Offer” in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is deleted in its entirety and replaced with the following sentence:

“The Merger Agreement provides that the Offeror expressly reserves the right from time to time to waive any condition to the Offer except as set forth below and subject to and to the extent permitted by applicable law, including the requirements of Rule 14d-4 under the Exchange Act.”

•

The first sentence of the first paragraph in the “Effect on the Indebtedness of the Company” subsection of Section 13 — “Certain Effects of the Offer” of the Offer to Purchase is amended by replacing the reference therein to “42%” with “50%”.

•	The last paragraph of the Section 15 — “Conditions of the Offer” of the Offer to Purchase is deleted in its entirety and replaced with the following paragraph:

“The foregoing conditions shall be for the benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances (including any action or inaction by the Offeror or Merger Sub, other than action or inaction in breach of the Merger Agreement) giving rise to any such conditions and may be waived by the Offeror in whole or in part at any time and from time to time, prior to the Expiration Date, in each case except for the Minimum Condition and the Regulatory Condition, in the exercise of the reasonable good faith judgment of the Offeror and subject to the terms of the Merger Agreement, and the applicable rules and regulations of the SEC (including Rule 14d-4 under the Exchange Act). The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right may be deemed an ongoing right which may be asserted at any time and from time to time.”

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICAHN PARTNERS LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HIGH RIVER LIMITED PARTNERSHIP

BY:	Hopper Investments LLC, its general partner

BY:	Barberry Corp., its sole member

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC

BY:	Barberry Corp., its sole member

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

IEH MERGER SUB LLC
BY:	Icahn Enterprises Holdings L.P., its sole member
BY:	Icahn Enterprises G.P. Inc., its general partner

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

BECKTON CORP.

By:	/S/ EDWARD MATTNER
Name:	Edward Mattner
Title:	Authorized Signatory

Icahn Enterprises L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

IEP MERGER SUB INC.

By:	/S/ DOMINICK RAGONE
Name:	Dominick Ragone
Title:	Chief Financial Officer

/S/ CARL C. ICAHN
Name:	Carl C. Icahn

Date: January 6, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated December 22, 2010*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)	Letter to Clients*

(a)(5)(i)	Summary Advertisement as published in the New York Times, by the Offeror, on December 22, 2010*

(a)(5)(ii)	Joint Press Release of the Offeror and Dynegy Inc., dated December 15, 2010 (incorporated by reference to Exhibit 1.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(b)	None.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2010, among Dynegy Inc., IEH Merger Sub LLC and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Icahn Enterprises L.P. with the Securities and Exchange Commission on December 17, 2010)*

(d)(2)	Support Agreement, dated as of December 15, 2010, (incorporated by reference to Exhibit 1.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(d)3	Guarantee, dated as of December 15, 2010*

(g)	None.

(h)	None.

*	Previously Filed